UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 28, 2009

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated July 28, 2009 – Convening of Special General Meeting

99.2	Notice of Special General Meeting

99.3	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 28, 2009

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/s/ Teo Tong Kooi
Name:	Mr. Teo Tong Kooi
Title:	President and Director

Exhibit 99.1

CONVENING OF SPECIAL GENERAL MEETING

Singapore, Singapore – July 28, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), refers to its announcement on July 9, 2009 on the decision of its Board of Directors to convene a special general meeting (“SGM”) upon the receipt of five requisition notices from shareholders collectively holding more than 10% of the paid up capital of China Yuchai carrying the right to vote. The Board of Directors wishes to announce that an SGM will be convened on September 4, 2009 at 11.00 a.m. (Malaysia time).

The Notice of SGM containing the resolutions to be voted on at the SGM is attached to this announcement. A Letter to shareholders setting out the Board’s recommendations on the resolutions to be placed before the shareholders at the SGM will be dispatched to shareholders shortly.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss /Dixon Chen

Grayling

Tel:	+1-646-284-9409
Email:	kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com

Exhibit 99.2

NOTICE OF SPECIAL GENERAL MEETING

CHINA YUCHAI INTERNATIONAL LIMITED

(the “Company”)

To all Shareholders

PURSUANT TO five requisition notices dated between June 17, 2009 and June 26, 2009 and lodged with the Company under section 74 of the Companies Act 1981 and bye-law 24 of the bye-laws of the Company on July 7, 2009 (Bermuda time) by Cede & Co., the nominee of the Depository Trust Company, on behalf of (i) Shah Capital Fund, L.P., (ii) Shah Capital Management, (iii) Theo W. Muller, (iv) Trellus Partners L.P., Trellus Partners L.P. II and Trellus Offshore Fund Limited and (v) Quasar Global Opportunity Fund, L.P. and Quasar Global Opportunity Fund International Ltd. NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Meeting”) of the Company will be held at Level 2, Millennium 4,5 & 6 of The Grand Millennium Kuala Lumpur, 160, Jalan Bukit Bintang, 55100 Kuala Lumpur, Malaysia, on Friday, September 4, 2009 at 11:00 a.m. (Malaysia time) to consider and if thought fit approve resolutions relating to the following special business:

By way of ordinary resolutions

1.	Amendments to the bye-laws to remove the Special Share provisions and all related provisions.

2.	Immediate removal of Mr. Teo Tong Kooi as an officer of the Company.

3.	The appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.

4.

Amendments to the bye-laws to permit the appointment of two independent directors by shareholders who do not have any direct or indirect interest in the Special Share nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government.

By way of special resolutions

5.	Immediate removal of Mr. Teo Tong Kooi as a director of the Company.

6.	Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company.

By Order of the Board

Teo Tong Kooi

President

Date: July 28, 2009

Notes:

1.

Pursuant to the bye-laws of the Company, no resolution of Members may be passed, whether an ordinary resolution or a special resolution, without the affirmative vote of the Special Share cast by the holder of the Special Share.

2.

Pursuant to the bye-laws of the Company, no resolution affecting the rights of the Special Share may be approved without the consent in writing of not less than 75% of the holders of Special Shares or the sanction of an ordinary resolution of the holders of the Special Shares, voting as a separate class.

3.

“Ordinary Resolution” means a resolution passed by a majority of the votes cast by Members of the Company as (being entitled to do so) vote in person or, where proxies are allowed, by proxy, at a general meeting of which notice specifying the intention to propose the resolution has been duly given.

4.

“Special Resolution” means a resolution passed by a majority of not less than two thirds of the total common shares in issue and outstanding at a general meeting of which not less than 21 clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given.

5.

The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors (“Special Directors”). If a Special Director (as defined above) is removed, the holder of the Special Share is entitled to appoint another person to fill the vacancy.

6.

By resolution of the Board only Members entered in the register of Members of the Company at the close of business on July 22, 2009 (New York time) are entitled to receive notice of and to attend and vote at the Meeting.

7.	A Member is entitled to appoint one or more proxies to attend and vote in his stead.

8.	A proxy need not be a Member of the Company.

9.

If a proxy is appointed, the proxy form and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at POB 3550, S Hackensack NJ 07606-9250, U.S.A. not less than 48 hours before the time appointed for the Meeting, that is no later than 11.00 a.m. on Wednesday, September 2, 2009 (Singapore time) or 11.00 p.m. on Tuesday, September 1, 2009 (New York time).

10.

In the case of joint holders of shares the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder. For this purpose seniority is determined by the order in which the names stand in the register of Members of the Company.

11.	The Company has retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies.

Exhibit 99.3

56206

FOLD AND DETACH HERE

Please mark your votes as indicated in this example	☒

By way of ordinary resolutions					By way of special resolutions

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Amendments to the bye-laws to remove the Special Share provisions and all related provisions.	☐	☐	☐	5.	Immediate removal of Mr. Teo Tong Kooi as a director of the Company.	☐	☐	☐

2.	Immediate removal of Mr. Teo Tong Kooi as an officer of the Company.	☐	☐	☐	6.	Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company.	☐	☐	☐

3.	The appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States.	☐	☐	☐

4.

Amendments to the bye-laws to permit the appointment of two independent directors by shareholders who do not have any direct or indirect interest in the Special Share nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government.

		☐	☐	☐

								Mark Here for Address Change or Comments SEE REVERSE	☐

Total No. of Shares Held: Date:

Signature(s) of Shareholder(s)/Common Seal                                                                           Signature(s) of Shareholder(s)/Common Seal

IMPORTANT – Please read the notes below before completing this form.

1.

You may appoint a proxy of your choice who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy.

2.

A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration we would request members not to appoint more than two proxies.

3.

The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointer are not ascertainable from the instruction of the appointer specified on the proxy form and in relation to any other matter which may come before the meeting, the proxy shall be entitled to vote in his/her discretion.

4.	In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign.

5.

To be valid, this proxy and the power of attorney to other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay #26-00, Hong Leong Building, Singapore 048581, Republic of Singapore OR BNY Mellon Shareowner Services at POB 3550, South Hackensack, NJ 07606-9250, USA not less than 48 hours before the time appointed for the meeting, that is no later than 11.00 a.m. on Wednesday, September 2, 2009 (Singapore time) or 11.00 p.m. on Tuesday, September 1, 2009 (New York time).

6.

In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.

Pursuant to the bye-laws of the Company, no resolution of Members may be passed, whether an ordinary resolution or a special resolution, without the affirmative vote of the Special Share cast by the holder of the Special Share.

8.

By resolution of the Board only Members entered in the Register of Members of the Company at the close of business on July 22, 2009 (New York time) are entitled to receive notice of and to attend and vote at the Special General Meeting.

9.	The Company has retained Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

FOLD AND DETACH HERE

PLEASE COMPLETE IN BLOCK CAPITALS

I/We

of

being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint the person(s) named below or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Special General Meeting of the Company to be held at Level 2, Millennium 4, 5 & 6 of The Grand Millennium Kuala Lumpur, 160, Jalan Bukit Bintang, 55100 Kuala Lumpur, Malaysia, on Friday, September 4, 2009 at 11:00 a.m. (Malaysia time).

Name of Proxy	Address	Passport Number	Proportion of Shareholdings (%)

and/or (delete appropriate)

Address Change/Comments (Mark the corresponding box on the reverse side)	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

56206